COLOMBIA ENERGY RESOURCES, INC.

LIST OF SUBSIDIARIES

Colombia Energy Resources, Inc., a Delaware corporation, owns 99% of Energia Andina Santander Resources Cooperatieve U.A., a company formed under the laws of the Netherlands (the “Dutch Subsidiary”), and 100% of Colombia CPF LLC, a Delaware limited liability company (the “Delaware LLC”). The Delaware LLC owns the remaining 1% of the Dutch Subsidiary. The Dutch Subsidiary owns all of the outstanding shares of Energia Santander Resources Andina S.A.S, a Spanish corporation, which in turn owns 100% of Colombia Clean Power SAS (f/k/a Energia Andina Santander Resources SAS), a Colombian company.